SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE TO THE MARKET

Nu Holdings Announces First Quarter 2022 Financial Results Conference Call Date and the Final Lock-up Release

Grand Cayman, Cayman Islands, May 2, 2022 – Nu Holdings Ltd. ("Nu" or the "Company") (NYSE: NU | B3: NUBR33), one of the world’s largest digital banking platforms and one of the leading technology companies in the world, today announced that it will host a conference call to discuss its first quarter 2022 financial results on Monday, May 16, 2022 at 6:00 p.m. Eastern Time (7:00 p.m. Brasília Time). The earnings release with first quarter 2022 financial results will be issued after the market closes that same day.

Further to the foregoing, the Company announced today that Morgan Stanley & Co. LLC has agreed to the modification of the final lock-up release date with respect to all of the Company’s ordinary shares (including in the form of Brazilian Depositary Receipts) held by the Company's shareholders, including certain officers and directors of the Company, that were subject to lock-up agreements entered into in connection with the Company’s initial public offering. The final lock-up release will now take effect on May 17, 2022, so it coincides with Nu’s earnings release, and is not made in connection with any offering.

This press release is not an offer for sale of the securities in the United States or in any other jurisdiction where such offer is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended.

Earnings Release

Monday, May 16, 2022

Time: After Market Close

Conference Call

Monday, May 16, 2022

Time: 6:00 p.m. EST – 7:00 p.m. BRT

Register for the Conference Call

www.investors.nu

To participate through telephone, please dial

1-866-652-5200 (U.S. domestic)

1-412-317-6060 (International)

About Nu Holdings

Nu is one of the world’s largest digital banking platforms, serving almost 54 million customers across Brazil, Mexico and Colombia. As one of the leading technology companies in the world, Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. Nu´s shares are traded on the New York Stock Exchange (NYSE: NU) and its BDRs trade on the São Paulo Stock Exchange (B3: NUBR33).

Investor Relations

Guilherme Lago

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  May 02, 2022